BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("Company") (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to the article 12, of CVM Instruction 358, of January 3, 2002, announces that it has received a notification of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, closed complementary welfare entity, registered with the CNPJ/MF No. 33.754.482/0001-24, located at Praia de Botafogo, nº 501, 3rd e 4th floors, Botafogo, Rio de Janeiro/RJ (“PREVI”), informing about the reduction of its shareholding in the Company, on February 1st, 2016, due to the sale of its shares in the stock market.

Therefore, PREVI has reduced its participation in common shares of the Company from 10.01047% to 9.98926%, modifying its shareholding to 87.153.652 common shares issued by the Company.

PREVI also stated that, as a result of the above mentioned reduction of its participation in the Company, it does not aim to change the control or the management structure of the Company.

The original of the notification is filed at the Company’s headquarters.

São Paulo, February 16, 2016.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer